OLD POINT FINANCIAL CORPORATION

January 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert

Old Point Financial Corporation

Registration Statement on Form S-4 filed on December 29, 2017, as amended by

Amendment No. 1 thereto filed on January 26, 2018

File No. 333-222356 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Old Point Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 2:00 p.m., Eastern Time, on January 30, 2018, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call or email to Seth A. Winter of Troutman Sanders LLP at (804) 697-2329 or seth.winter@troutman.com, respectively.

Sincerely,

OLD POINT FINANCIAL CORPORATION

By:	/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Chief Financial Officer & Senior Vice President/Finance

cc:	Jacob A. Lutz, III, Esq.

Seth A. Winter, Esq.

Scott H. Richter, Esq.

Benjamin A. McCall, Esq.